Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 16, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

W440 Controlled Subsidiary – Los Angeles, CA

On September 10, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, W440 (the “W440 Controlled Subsidiary”), for an initial purchase price of approximately $3,520,000, which is the initial stated value of our equity interest in the W440 Controlled Subsidiary (the “ W440 Investment”). The W440 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 4,000 square feet of gross rentable area on an approximately 6,000 square foot lot (the “W440 Property”). The W440 Property was previously renovated in 2016 for creative office use and we acquired it with an existing tenant in place. The closing of both the initial W440 Investment and the W440 Property occurred concurrently.

The W440 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W440 Investment (the “W440 Operative Agreements”), we have full authority for the management of the W440 Controlled Subsidiary, including the W440 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W440 Investment, paid directly by the W440 Controlled Subsidiary.

The W440 Property was acquired for a purchase price of approximately $3,520,000, which includes closing costs and the acquisition fee of approximately $35,000. Due to the creative office conversion and in place lease, we do not anticipate incurring additional hard or soft costs at the W440 Property in the near term. We plan to service the in-place lease through January 2023 and either negotiate an extension with the existing tenant or locate a new tenant upon expiration. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W440 Property.

The W440 Property is made up of one building and is located in the West Jefferson neighborhood of Los Angeles, CA. The building was constructed in 1959 and was most recently renovated in 2016 for commercial office use. There is on-site parking provided at the W440 Property in the rear of the lot used by the tenant.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail users/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W440	9.2% - 15.3%	$0	$0	3.0%	3.0%	4.25%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.